Filed by Bookham Technology plc

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  New Focus, Inc.

Commission File No.:  000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003 (the “Merger Agreement”), by and among Bookham, Budapest Acquisition Corp. and New Focus

On September 22, 2003, Bookham posted the following slide presentation regarding the Merger to its website.

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Thinking optical solutions

UK Investor Presentation
September 2003

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Disclaimer

Any remarks that we may make about future expectations, plans and prospects for Bookham constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, Including those discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the Securities and Exchange Commission.  Forward-looking statements represent Bookham’s estimates as of the date made, and should not be relied upon as representing Bookham’s estimates as of any subsequent date.  While Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

www.bookham.com	Thinking optical solutions

Proposed acquisition of New Focus by Bookham - transaction highlights

•                  All-share acquisition of New Focus by Bookham

•                  Bookham would acquire New Focus for £118 million ($191 million) in stock

•                  84 million shares, including assumed exercise of options (fixed 1.2015 exchange ratio)

•                  Fixed net cash distribution of approximately £86 million ($140 million) to New Focus stockholders

•                  27.4% pro forma ownership for current stockholders of New Focus

•                  Acquisition would give Bookham:

•                  $25 million per year non-telecom optical components/RF business

•                  New Focus business which is progressing towards breakeven with improving margins and revenue growth prospects

•                  £65 million ($105 million) of cash on closing balance sheet

•                  Low-cost China manufacturing facility

•                  Transaction expected to accelerate development of non telecom optical business and reduce dependency on major telecom customers

•                  Non-telecom revenues in 2004 expected to be approximately 30% of total Bookham revenues

•     Estimated closing date December 2003

Strategic rationale of proposed transaction

Expect to:

•                  Provide substantial increase in cash reserves

•                  Accelerate development of non-telecom optical business

•                  Reduce dependency on major telecom customers

•                  Provide additional low cost manufacturing capability through state-of-the-art Chinese facility

•                  Establish strong Bookham presence in Silicon Valley

•                  Accelerate time to operating cash breakeven

Expected benefits to New Focus

•                  Positive shareholder return

•                  Tax efficient cash distribution of approximately $140 million

•                  Approximately 84 million Bookham ordinary shares, £118 million ($191 million) based on London Stock Exchange close on September 19, 2003

•                  $4.91 per share, 18% premium on NUFO close on September 19, 2003

•                  Balanced mix of cash distribution and significant equity position in Bookham

•                  Positive outcome for New Focus business and employees

•                  Strong product fit

•                  Synergies in distribution channels and component infeeds

•                  Continue to grow New Focus product portfolio

•                  On-going relationship with Bookham

•                  Board representation

•                  Involvement integrating New Focus with Bookham

Expected to accelerate development of non-telecom optical business

Q2 2003

[CHART]

Bookham

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Bookham Pro forma

•                  New Focus is a leading provider of Photonics and Microwave Solutions to diversified markets

•                  New Focus has a strong reputation for innovation, quality and customer service

•                  New Focus has over 100 patents and applications and 20 industry awards for innovation

•                  New Focus served markets are estimated at $1 billion in 2003 (1)

•                  Acquisition is consistent with previously announced non-telecom diversification strategy

(1)          Source:  Laser Focus World, Berenberg Bank, Medical Report, and Strategies Unlimited

In 2004, expect approximately 30% of revenues from non-telecom customers

New Focus: key facts

•	1990	Founded around a mission to provide innovative photonics tools

•	1991	Achieved initial revenues with the introduction of high-speed detectors, electro-optic modulators, and opto-mechanics

•	1990s	Grew business around key photonics products and technologies

•	1997	Entered the telecom components and test & measurement market

•	2000	Completed IPO and secondary offering raising over $550 million

•	2001	Acquired JCA Technology, a supplier of microwave RF amplifiers

•	2002	Sold passive optical component product line to Finisar and network tunable laser technology to Intel

•	Today	Business focused on photonics tools and microwave RF amplifiers for diversified non-telecom markets

New Focus businesses:

(1) Optoelectronic tools and devices

Products

•                  Modulators

•                  Detectors

•                  Laser sources

•                  Precision actuators/optomechanics

Customers

•                  Optoelectronics OEMs

•                  Semicon equipment manufacturers

•                  Manufacturers of metrology and test & measurement systems

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Synergy in product breadth, laser infeeds, know-how

New Focus businesses:

(2) Tunable lasers and systems

Products

Wide range of products

•                  Benchtop tunable lasers and OEM subsystems

•                  Widely tunable lasers and ultra-stable narrowly tunable lasers

•                  Many wavelengths spanning  630 to 1600nm

Customers

•                  OEM manufacturing

•                  Optical sensing systems

•                  Optical spectroscopy systems

•                  Manufacturing test systems

•                  Civil and defense R&D departments

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Synergy in distribution, know-how, product breadth, chip infeeds

New Focus businesses:

(3) Microwave RF amplifiers

Products

Comprehensive line of RF amplifiers for defense applications

•                  Operating frequencies from 10 kHz to beyond 20 GHz

•                  Ultra-Low Noise Amplifiers

•                  Octave-Band Amplifiers

•                  Ultra-Broad Band Amplifiers

•                  Multi-Octave EW and ECM Amplifiers

•                  Extended Radar-Band FET Amplifiers

•                  Limiting Amplifiers

•                  Tri-band Amplifiers

•                  Narrow Band Power Amplifiers

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Customers

•                  Military/aerospace OEMs

Strong synergies with Bookham’s current MMIC business

•                  US market entry for Bookham

•                  EU market entry for New Focus

•                  MMICs infeeds to New Focus amplifiers

Diversified Blue Chip customers

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Research

Expected to reduce dependency on major telecom customers

Q2 2003

[CHART]

Bookham

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Bookham Pro forma

New Focus facilities

Location: San Jose, CA

Size: 60k sq ft

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San Jose

•                  Technical/business presence – important asset for Bookham’s planned expansion strategy

•                  Two facilities: room for either expansion or cost-reduction

Location: Shenzhen, China

Size: 247k sq ft

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China

•                  State-of-the-art facility in Shenzhen Free Trade Zone, close to Huawei and with prime location overlooking Hong-Kong (currently empty)

New Focus business performance

•                  $6.3 million gross revenues in Q2 2003, growing for last 3 quarters

•                  Gross margin of 17% in Q2 2003

•                  Approximately 200 employees at end Q2 2003

Important capabilities:

•                  Strong emphasis on improving on-time delivery to customers

•                  Inventory turns at >3x for photonics and >14x for RF

•                  Clean receivables and inventory

•                  Manufacturing strategy of keeping value-added in-house, outsourcing lower value-add (synergy with Bookham infeeds and Shenzhen manufacturing facility)

•                  Low cost Asian supply chain; ISO certified

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Financials

All US dollar numbers have been translated at £1.00 = $1.62

Financial summary

•                  Business

•                  Gross revenues of £3.9 million ($6.3 million) in Q2 2003

•                  Gross margin of 17% in Q2 2003

•                  Operating loss of £3.7 million ($6.0 million) in Q2 2003

•                  Operating cash outflow of £2.9 million ($4.7 million) in Q2 2003

•                  Synergies

•                  G&A overlap

•                  Manufacturing margin capture

•                  Financial synergies

•                  Asset base

•                  Strong balance sheet

•                  £65 million ($105 million) of cash on closing balance sheet

•                  Valuable China facility

Anticipated operations integration and restructuring: proven track record

•                  Both Bookham and New Focus have significant experience in successfully consolidating / moving facilities and lowering manufacturing overheads.

•                  Bookham expects to realise significant savings through the utilization of New Focus’s China facilities and manufacturing know-how

Bookham
Plant consolidation
Milton	Paignton Caswell Zurich
Ottawa
Paignton
Caswell
Poughkeepsie
Zurich

Nice-France
Plant consolidation
3 facilities in Silicon Valley	San Jose
1 facility in Wisconsin

Note: Quarterly overhead savings achieved in 2003

Anticipated post-combination cost reductions

•                  G&A overlap

•                  Elimination of New Focus public company expenses

•                  G&A synergies with redundant functional headcount

•                  Manufacturing margin capture

•                  MMICs insourcing

•                  Caswell and Zurich laser infeeds (lasers, receivers)

•                  Santa Rosa coating operations

•                  Low cost manufacturing facility in China

•                  Expected total pre-tax synergies of £3 million to £5 million in 2004

•                  …Customer synergies (eg, in RF/MMICS) are expected to be additional

Financial Impact

Pro-forma income statement (in £ million)

Q2 2003	Bookham	New Focus	Combined

Revenue	£21.0	£3.9	£24.9

Cost Of Sales (1)	24.2	3.2	27.4

Gross Profit/(Loss) (1)	(3.2)	0.7	(2.5)

R&D (1)	8.1	1.5	9.6

SG&A (1)	6.6	2.9	9.5

Operating Income / (Loss) (1)	(17.9)	(3.7)	(21.6)

Operating Cash flow (2)	(14.4)	(2.9)	(17.3)

(1)          Excludes charges which generslly have included restructuring costs

(2)          Represents earnings before interest, taxes, depreciation and amortisation and excluding charges

Anticipated next steps

•                  Announced restructurings Bookham

•                  Ottawa fab closure

•                  Other Bookham cost reductions

New Focus

•                  Q3 staff reductions

•                  Anticipated synergies of G&A consolidation of New Focus

•                  Anticipated growth through market share gains and expansion of non-telecom revenues

Anticipated financial impact of proposed transaction

Summary balance sheet (in £ million)

Pro-forma 30 June 2003	Bookham	New Focus	Combined

Cash & Short Term Investments (1)	£70.8	£72.2	£143.0

Accounts Receivable	14.8	1.6	16.4

Inventory	16.6	2.1	18.7

Net Current Assets	107.3	78.0	185.3

Long Term Liabilities	(33.7)	(7.5)	(41.2)

Net Assets	112.3	92.8	205.1

(1)          New Focus cash figures post distribution of £86 m to New Focus shareholders (and potential proceeds from New Focus option exercises) but excludes deal costs estimated at £7.5 m

Outlook

•                  Q3 03 revenue projection:  £21 million to £24 million

•                  Gross margin expected to improve by 10% or more

•                  Exceptional charges projection: £14 million to £16 million

•                  Q3 03 cash burn projection (including exceptionals): £20 million to £23 million

Summary

•                  Strong market position: #2 in telecom, which would be balanced outside of telecom

•                  Strong and expanding telecom customer base (NT/MONI/Huawei), which would be significantly de-risked

•                  Strong revenue base (supply agreements)

•                  Strong product line-up

•                  Strong manufacturing base; proposed transaction would add low-cost manufacturing site

•                  Operational execution

•                  Deep management expertise

•                  Strong financial position

•                  Record of consolidation and successful integration

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Thinking optical solutions

Important Additional Information will be filed with the Securities Exchange Commission

Bookham plans to file with the SEC a Registration Statement on Form F-4 in connection with the transaction and Bookham and New Focus plan to file with the SEC and mail to the stockholders of New Focus, a Joint Proxy Statement/Prospectus in connection with the transaction.  The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Bookham, New Focus, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Bookham and New Focus through the web site maintained by the SEC at http://www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Bookham by contacting Investor Relations on +44 (0) 1235 837000 or from New Focus by contacting the Investor Relations Department at +1 408 919 2736.

Bookham and New Focus, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Bookham’s directors and executive officers is contained in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is filed with the SEC.  As of September 1, 2003, Bookham’s directors and executive officers beneficially owned approximately 33,806,421 shares (including shares underlying options exercisable within 60 days), or 15.92%, of Bookham’s ordinary shares.  Information regarding New Focus’s directors and executive officers is contained in New Focus’s Annual Report on Form 10-K for the year ended December 29, 2002 and its proxy statement dated April 15, 2003, which are filed with the SEC.  As of April 15, 2003, New Focus’s directors and executive officers beneficially owned approximately 3,317,696 shares (including shares underlying options exercisable within 60 days), or 5.2%, of New Focus’s common stock.  A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Statements in this document regarding the proposed transaction between Bookham and New Focus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Bookham or New Focus managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Bookham to successfully integrate New Focus’s operations and employees, the ability to realize anticipated synergies and cost savings; recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in New Focus’s commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and the other factors described in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus’s Annual Report on Form 10-K for the year ended December 29, 2002 and New Focus’s most recent quarterly report filed with the SEC and Bookham’s most recent current reports on Form 6-K submitted to the SEC.  Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.